Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports First Quarter 2022 Results

Wins two new customers logos for 5G

TEL AVIV, Israel – May 12, 2022 − RADCOM Ltd. (Nasdaq: RDCM) today reported its financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights:

●	First quarter revenues of $10.6 million, 16% year-over-year growth

●	11th consecutive quarter of year-over-year growth

●	As of March 31, 2022, the Company had cash and cash equivalents and short-term bank deposits of $70.9 million and no debt.

●	Increases 2022 revenue guidance range from $42 million-$45 million to $43 million-$47 million

Commenting on the results and recent announcements, Eyal Harari, RADCOM’s Chief Executive Officer, said, we are excited that DISH selected RADCOM to monitor America’s first 5G Smart Network. This win continues the positive momentum since the start of 2022 and is the second new 5G customer win that brings us to a total of $5O million in new contracts this year.

“With our recent wins and ongoing sales engagements, we have greater visibility into the second half of 2022. As a result, we are optimistic about our ability to deliver a growth year above our initial revenue guidance provided in February. Therefore, we are updating our full-year 2022 revenue guidance from $42 million-$45 million to $43 million-$47 million.”

Highlights of Recent Contract Wins:

●	DISH Wireless selected RADCOM to monitor America’s First 5G Smart Network™. This new 5G assurance contract provides DISH with our innovative cloud-native solution – RADCOM ACE – which is an additional order for standalone 5G and the first to be fully deployed on the public cloud. DISH needed an assurance market leader that runs on Amazon Web Services (AWS) to help launch 5G smoothly and monitor the service quality across its nationwide deployment.

●	RADCOM won a multi-year 5G assurance contract with a mobile network in Europe. For this new contract, our solution will provide impartial, end-to-end visibility that helps network engineers make real-time, data-driven decisions and proactively improve service, ensuring unparalleled focus is on the quality delivered to customers.

●	AT&T renewed its multi-year assurance contract with RADCOM. We continue delivering cutting-edge software releases and supporting the evolution of their network to the cloud with our cloud-based assurance solution that is highly scalable and efficient in monitoring and helping optimize the customer experience across their mobile network.

First Quarter 2022 Financial Highlights:

●	Total revenues for the first quarter were $10.6 million, compared to $9.1 million in the first quarter of 2021.

●	GAAP net loss for the first quarter was $0.6 million, or $0.04 per diluted share, decreased from a GAAP net loss of $1.7 million, or $0.12 per diluted share for the first quarter of 2021

●	Non-GAAP gross margin for the first quarter of 2022 was 74%, compared to 75% in the first quarter of 2021.

●	Non-GAAP net income for the first quarter was $0.6 million, or an income of $0.04 per diluted share, compared to a non-GAAP net loss of $1 million, or a loss of $0.07 per diluted share for the first quarter of 2021

●	As of March 31, 2022, the Company had cash, cash equivalents, and short-term bank deposits of $70.9 million, and no debt.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8 am Eastern Time (3 pm Israel Daylight Time) to discuss the results and answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972

From other locations: +972-3-918-0610

For those unable to listen to the call, a replay of the conference call will be available a few hours later on the investor relations section on the Company’s website at https://radcom.com/investor-relations/.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,”“ may,” “might,” ” potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2022 revenue guidance, the potential benefits from recent contract wins, and expectations regarding its growth opportunities, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
 Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2022	2021
	(unaudited)	(unaudited)
Revenues	$10,624	$9,140
Cost of revenues	2,837	2,367
Gross profit	7,787	6,773
Research and development, gross	5,559	5,104
Less - royalty-bearing participation	218	68
Research and development, net	5,341	5,036
Sales and marketing	2,905	2,590
General and administrative	1,021	993
Total operating expenses	9,267	8,619
Operating loss	(1,480)	(1,846)
Financial income, net	947	118
Loss before taxes on income	(533)	(1,728)
Taxes on income	(59)	(18)

Net loss	$(592)	$(1,746)

Basic and diluted net loss per ordinary share	$(0.04)	$(0.12)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	14,321,861	14,124,998

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2022	2021
GAAP gross profit	$7,787	$6,773
Stock-based compensation	92	44
Non-GAAP gross profit	$7,879	$6,817

GAAP research and development, net	$5,341	$5,036
Stock-based compensation	611	269
Non-GAAP research and development, net	$4,730	$4,767

GAAP sales and marketing	$2,905	$2,590
Stock-based compensation	307	219
Non-GAAP sales and marketing	$2,598	$2,371

GAAP general and administrative	$1,021	$993
Stock-based compensation	196	184
Non-GAAP general and administrative	$825	$809

GAAP total operating expenses	$9,267	$8,619
Stock-based compensation	1,114	672
Non-GAAP total operating expenses	$8,153	$7,947

GAAP operating loss	$(1,480)	$(1,846)
Stock-based compensation	1,206	716
Non-GAAP operating loss	$(274)	$(1,130)

GAAP loss before taxes on income	$(533)	$(1,728)
Stock-based compensation	1,206	716
Non-GAAP loss before taxes on income	$673	$(1,012)

GAAP net loss	$(592)	$(1,746)
Stock-based compensation	1,206	716
Non-GAAP net income (loss)	$614	$(1,030)

GAAP net loss per diluted share	$(0.04)	$(0.12)
Stock-based compensation	0.08	0.05
Non-GAAP net income (loss) per diluted share	$0.04	$(0.07)

Weighted average number of shares used to compute diluted net loss per share	14,775,554	14,124,998

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	March 31, 2022	December 31, 2021
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	$22,357	$11,948
Short-term bank deposits	48,502	58,621
Trade receivables, net	9,182	10,031
Inventories	996	931
Other accounts receivable and prepaid expenses	3,180	1,964

Total Current Assets	84,217	83,495

Non-Current Assets
Severance pay fund	3,210	3,840
Other long-term receivables	1,018	1,258
Property and equipment, net	1,175	1,260
Operating lease right-of-use assets	1,559	1,808

Total Non-Current Assets	6,962	8,166

Total Assets	$91,179	$91,661

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$1,332	$2,651
Deferred revenues and advances from customers	4,378	2,700
Employee and payroll accruals	4,309	4,422
Operating lease liabilities	859	1,045
Other liabilities and accrued expenses	5,084	5,428

Total Current Liabilities	15,962	16,246

Non-Current Liabilities
Accrued severance pay	3,669	4,335
Operating lease liabilities	810	894
Other liabilities and accrued expenses	5	32

Total Non-Current Liabilities	4,484	5,261

Total Liabilities	$20,446	$21,507

Shareholders’ Equity
Share capital	$687	$669
Additional paid-in capital	144,663	143,473
Accumulated other comprehensive loss	(2,657)	(2,620)
Accumulated deficit	(71,960)	(71,368)

Total Shareholders’ Equity	70,733	70,154

Total Liabilities and Shareholders’ Equity	$91,179	$91,661